International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019
T: 212-765-5500
F: 212-708-7144

August 18, 2016

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	International Flavors & Fragrances Inc.

Form 10-K for the Year Ended December 31, 2015

Filed March 1, 2016

Item 2.02 Form 8-K

Filed May 9, 2016

File No. 1-4858

Dear Mr. Cash:

This letter sets forth the responses of International Flavors & Fragrances Inc. (“IFF” or the “Company”) to the comments set forth in your letter dated July 26, 2016 with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Current Report on Form 8-K. We appreciate the Staff’s comments. For ease of reference, our responses correlate with the Staff’s comments, which we provided immediately preceding each of the Company’s responses.

Form 10-K for the Year Ended December 31, 2015

Item 15. Exhibits and Financial Statement Schedules, page 54

Consolidated Statement of Cash Flows, page 58

1. In future filings, please breakout the Other assets/liabilities, net line item in cash provided by operating activities. It appears to us that netting cash flows related to asset balances with cash flows related to liability balances is generally not appropriate.

Company Response:

The Company acknowledges the Staff’s comment. Please be advised that, in response to the Staff’s comment, we revised our Form 10-Q for the period ended June 30, 2016, filed with the SEC on August 8, 2016 (the “Second Quarter Form 10-Q”) to separately report cash flows related to asset and liability balances on the Statement of Cash Flows and we will continue to reflect this presentation in future quarterly and annual Exchange Act filings.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 60

2. We note that the net carrying value of customer relationships increased from $26 million as of December 31, 2014 to $227 million as of December 31, 2015. We further note your disclosure on page 62 that finite-lived intangible assets, including customer relationships, are amortized on a straight-line basis over periods ranging from 6 to 30 years. It appears to us that customer relationships may dissipate at a more rapid rate in earlier periods following a company´s succession to the relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles´ cost to the periods benefited. In this regard, please tell us why you believe the straight-line method of amortization, rather than an accelerated method, reflects the pattern in which economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6. Also, please tell and revise future filings to disclose the range of useful lives for each intangible asset type and, if applicable, address the reasons for wide ranges in useful lives by asset type.

Company Response:

The Company acknowledges the Staff’s comment. As indicated in Notes 3 and 5 of the Company’s Consolidated Financial Statements for the period ended December 31, 2015, the net carrying value of customer relationships increased from $26 million as of December 31, 2014 to $227 million as of December 31, 2015 as a result of purchase price allocations for two acquisitions consummated during 2015, (i) Henry H. Ottens Manufacturing Co (“Ottens”), acquired effective May 1, 2015; and, (2) Lucas Meyer Cosmetics (“LMC”), acquired effective July 30, 2015.

The Company considered both quantitative and qualitative factors to determine the estimated useful life of its acquired customer relationships intangible assets, including consideration of the guidance in ASC 350-30-35-1 through 3, and ASC 350-30-35-6. The Company determined the useful lives of customer relationships intangible assets based upon how the asset was expected to contribute directly or indirectly to its future cash flows giving consideration to historical customer attrition of the acquired company with such customers, the Company’s prior experience with acquired customers, the Company’s expectations regarding customer attrition and other factors such as industry trends.

In connection with the acquisition of both Ottens and LMC, the Company determined that the customer relationships intangible assets had finite lives; however, the pattern in which the economic benefits related to the intangible assets are consumed was indeterminable. As such, we looked to the guidance in ASC 350-30-35-6 which indicates that “the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used”.

To determine the amortization period for each of the customer relationships assets and to evaluate the pattern of usage of economic benefits, we performed a customer attrition analysis of the Ottens and LMC customer relationships to estimate the attrition rate and consequently the life expectancy for the existing customer relationships. Our analysis also gave consideration to ASC 350-30-35-3, such as expected use of the assets, demand, competition, and other economic factors.

The customer relationships stem from acquisition of companies in the flavors and the active cosmetic ingredients industries.

●	The customer relationships acquired in the Ottens transaction include food manufacturers of various sizes that typically have incorporated Ottens’ products into numerous different end-use products sold to the customers. Customer attrition is historically low in the flavor compound industry. Flavor companies, such as Ottens, typically invest significant business development resources to provide flavor compounds and delivery solutions that are customized to meet the changing needs and specifications of the specific customer. Consequently, customer relationships tend to be long-term and extend over multiple end-use categories.

Ottens continues to market the same products in a manner consistent with its pre-acquisition practices, with no or minimal change to the formulas, the price points or other terms of the products sold to the respective manufacturers.

In performing the valuation of the Ottens acquisition, we reviewed the level of historical attrition for various types of customers. Based on a review of prior customer attrition and our projections, we did not anticipate any significant attrition in the acquired customer relationships. Where attrition was anticipated, it was factored into the valuation. We would further note that, since the date of acquisition, our experience of customer attrition has not been significantly different to amounts assumed in purchase accounting.

Taking into consideration the above factors (including the long-term nature of customer relationships and the low level of historical and expected attrition), we determined that a specific pattern in the consumption of economic benefit could not be reliably determined. Accordingly, we determined that a straight-line amortization method was appropriate for the customer relationship intangible assigned in the Ottens purchase price allocation.

●	The customer relationships acquired in our LMC transaction include both cosmetic manufacturers that incorporate LMC’s active ingredients into their end-use products and distributors that sell the LMC ingredients to cosmetic manufacturers. Although the cosmetic industry is newer and has a shorter history than the Flavors industry, customer attrition has been historically low as the characteristics of each cosmetic active is unique and reformulating a product to utilize a new ingredient can be costly.

LMC continues to market the same products under the same trade names, in a manner consistent with its pre-acquisition practices, with no or minimal change to the formulas, the price points or other terms of the ingredients sold to the respective manufacturers.

In performing the valuation of the LMC acquisition, we reviewed historical customer attrition rates by customer type and by geographic region, and determined that there was a limited amount of attrition from existing customers. As with the Ottens valuation, where attrition was anticipated, it was factored into the valuation. We would further note that, since the date of acquisition, our experience of customer attrition has not been significantly different to amounts assumed in purchase accounting.

Taking into consideration the above factors (including the long-term nature of customer relationships and the low level of historical and expected attrition), we determined that a specific pattern in the consumption of economic benefit could not be reliably determined. Accordingly, we determined that a straight-line amortization method was appropriate for the customer relationship intangible assigned in the LMC purchase price allocation.

As a result of these considerations and in accordance with ASC 350-30-35-6, we believe that the pattern in the consumption of economic benefit could not be reliably determined and that a straight-line amortization method is therefore appropriate.

We would advise the Staff that we have begun to provide greater detail on asset lives in our Second Quarter Form 10-Q. With respect to the range of useful lives for each intangible asset type, we hereby advise the Staff that:

●	For intangible assets acquired in the LMC acquisition, intangible assets are being amortized over the following estimated useful lives: trade names and proprietary technology, 28 years; customer relationships, 23 years; patents, 11 years; and non-solicitation agreements, 3 years; and

●	For intangible assets acquired in the Ottens acquisition, intangible assets are being amortized over the following estimated useful lives: proprietary technology, 5 years; and customer relationships, from 11 to 17 years, based on the historical experience with the category of customer.

We provided in the Second Quarter Form 10-Q the above details relating to the LMC purchase accounting which was completed during the second quarter and will update the disclosure in our next Form 10-K to include greater detail on the useful lives of assets assigned as part of the Ottens purchase price allocation. Furthermore, to the extent that the useful lives by asset type have wide ranges, in future filings we will include the reasons for such ranges.

Note 18. Commitments and Contingencies, page 92

3. Please tell us and disclose in future filings the total carrying values of all your facilities in China and the carrying values of the facility that was temporarily idled and the facility that was required to modify its production schedule. Please also tell us and clarify in future filings the current status of these facilities.

Company Response:

We acknowledge the Staff’s comment. We supplementally advise the Staff that the total carrying value of our five facilities in China (one of which is currently under construction) as of June 30, 2016, was approximately $130 million. In addition, please note:

●	The facility that was temporarily idled was our Flavors plant in Guangzhou. The net book value of this facility as of June 30, 2016 was $73 million. As disclosed in our Second Quarter Form 10-Q, the Company has begun construction of a second Flavors site in China. The second site will operate in conjunction with the existing site. Maintaining two manufacturing sites provides greater operating flexibility and is a model frequently seen in our industry in China. We believe that the measures taken (principally around the construction of a second Flavors plant, as well as additional investments at the existing site) have resolved the issues that gave rise to the temporary idling of the Flavors plant in Guangzhou.

●	The facility that was required to modify its production schedule was the Company’s Zhejiang Ingredients plant. The facility has now returned to its normal production levels. The net book value of this facility as of June 30, 2016 was $25 million. Since the disclosure made in the 2015 10-K, there have been further developments with respect to this site. As disclosed in the Second Quarter Form 10-Q, the local government authorities have requested that the plant be relocated. We have begun discussions with the relevant government authorities regarding the timing of the relocation and also regarding the compensation to be paid.

We would advise the Staff that the discussions with the relevant government authorities are ongoing and are expected to be concluded in the near term. As stated in our disclosure, the two key points under discussion relate to the timing of the requested relocation and the amounts and nature of government compensation to be provided. Once an agreement with the government authorities is reached, we still expect to operate the current facility for multiple years until another site is built and operational. Additionally, we would advise the Staff that, consistent with our previous experience at a different location in China, there is a high expectation that an appropriate compensation arrangement will be agreed under which we will be reimbursed, in whole or in part, for the costs of the relocation.

In the Second Quarter Form 10-Q we have provided additional disclosure as to the status of these two facilities. In future filings we will include the requested disclosure of aggregate net book value. Also, we hereby confirm to the Staff that we will continue to provide disclosure with respect to aggregate and site specific net book values and the current status of the facilities discussed through the end of the year and in future filings to the extent that uncertainty remains regarding the resolution of the matters discussed above.

Form 8-K Filed May 9, 2016

4. You disclose non-GAAP financial measures more prominently than directly comparable GAAP measures; do not explain why each non-GAAP financial measure you present is useful to investors, do not explain how tax effects of adjustments are calculated; and appear to present a full non-GAAP income statement which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Company Response:

We acknowledge the Staff’s comment. We hereby advise the Staff that in connection with our preparation of our earnings release that was issued and furnished on Form 8-K to the SEC on August 8, 2016, we reviewed the updated Compliance and Disclosure Interpretation issued on May 17, 2016 and revised our earnings release to comply with such updated guidance.

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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7270.

In connection with responding to your comments, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alison A. Cornell
Alison A. Cornell,
Executive Vice President and
Chief Financial Officer

cc:	Kara L. MacCullough
Greenberg Traurig, P.A.